April 16, 2010

Via EDGAR

Ellen Sazzman, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street, NE
Washington, DC 20549-8010

RE:	Summit Mutual Funds, Inc. Nos. 811-04000 and 002-90309 Post-Effective Amendment No. 67

Dear Ms. Sazzman:

This letter sets forth responses to the comments of the U.S. Securities and Exchange Commission staff (the "Staff") relating to the filing referenced above communicated by phone on April 14, 2010. This letter is accompanied by redlined documents that reflect changes made in response to Staff comments.

Changes to the filing made in response to Staff comments are noted below, followed by supplemental responses.

Changes to Prospectus

  We revised the fee table in each portfolio summary to eliminate "front-end" in the first heading to read "Maximum sales charge (load) on purchases."
  We added small- and mid-cap risk, and sustainable and responsible investing risk, to portfolio summary for Calvert VP SRI Large Cap Value.
  We revised the performance table in each summary to eliminate the statement "Lipper Average reflects no deduction for taxes."
  In the tax section of each portfolio summary, we have clarified that distributions are made to insurance company separate accounts.
  We have clarified in each portfolio summary in the section "Payments to Insurance Companies and Their Affiliates" that certain payments from the Portfolio to the insurance companies may create a conflict of interest.
  Acquired fund fees and expenses (with numbers) have been added to the Expense Tables where applicable (Calvert VP EAFE International Index Portfolio, Calvert VP Lifestyle Moderate Portfolio, Calvert VP Lifestyle Conservative Portfolio, Calvert VP Lifestyle Aggressive Portfolio and Calvert VP Natural Resources Portfolio).
  Where applicable, we have removed disclosure in the investment strategy section of each portfolio summary relating to investment for temporary defensive purposes; that discussion already appears in the Item 9 discussion of the prospectus.
  For the funds that invest in other investment companies, we have added appropriate risk disclosure to the "Principal Risks" section of each portfolio summary.
  For the portfolio summary for Calvert VP Balanced Index Portfolio, we removed the risks related junk bonds, defaulted bonds and unrated securities, as these securities do not appear in the Barclays Capital U.S. Aggregate Bond Index.
  Disclosure regarding a change in a Portfolio's benchmark no longer appears as a footnote to the performance table - it has been moved to the text. The disclosure also clarifies that the Advisor created the composite benchmark.
  For the funds that invest in other futures and options, we have added appropriate risk disclosure to the "Principal Risks" section of each portfolio summary.
  Appropriate risk disclosure relating to warrants was added to the portfolio summary for Calvert VP Barclays Capital Aggregate Bond Index Portfolio.
  Preferred stock risk and convertible securities risk were added to portfolio summary for Calvert VP Inflation Protected Plus Portfolio. Foreign securities are discussed in principal risk strategies, so appropriate risk disclosure is included.
  Appropriate risk disclosure for real estate investment trusts and futures contracts was added to the Calvert VP Lifestyle Portfolios.
  Additional risk disclosure regarding commodities was added to the portfolio summary for Calvert VP Natural Resources Portfolio.
  A sentence was added in the portfolio summary investment strategy section of each Calvert VP Lifestyle Portfolio explaining how each Portfolio compares to the others in terms of anticipated risk.
  The table under "More Information on Investment Strategies and Risks" has been revised to properly reflect the relevant Portfolios' techniques and risks. Each strategy that is principal is clearly indicated as such by the relevant symbol.
  Additional disclosure on ETFs was added to the section "Description of Investment Strategies" under the heading "Acquired Funds and Notes."

Changes to Statement of Additional Information

  The "proportional voting" policy for the Portfolios is discussed in the "General Information" section of the Statement of Additional Information; disclosure has been added to clarify that a small number of contractholders can determine the outcome of a proposal subject to a shareholder vote.
  Disclosure has been added after the fundamental investment restrictions regarding how the Calvert VP Lifestyle Portfolios and Calvert VP Natural Resources Portfolio will treat ETFs and ETNs for Section 5 diversification purposes.

Responses to Certain Staff Comments

  Disclosure in the performance section of each portfolio summary currently provides a brief explanation of how the performance information illustrates the variability of the Fund's returns, in accordance with Item 4(b)(2)(i). The Item cites an example ("e.g.,") of a brief explanation, and the current disclosure refers to the same elements in this example - reference to indication of risks of investing; that performance varies; and comparison to broad measure of market performance (index).
  The statement in the performance table of each portfolio summary that the index reflects no deduction for fees or expenses is not a footnote; it is in the same size font as the performance disclosure and is proximate to such disclosure.
  Mortgage-backed securities are eligible for inclusion in the Barclays Capital U.S. Aggregate Bond Index, so appropriate risk disclosure is included for the Portfolio.
  Foreign securities risk disclosure is provided for Calvert VP Natural Resources Portfolio because the investment strategy section refers to investment in instruments that track "global" indices.
  We note that section C.3.(a) of the General Instructions to Form N-1A indicates that information included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.

Supplemental Representations

1. EDGAR Filing. EDGAR identifiers for the Portfolios in the 485(b) filings will reflect new names.

2. Ticker Symbol. The Portfolios do not have ticker symbols.

3. Summary Prospectus Legend. Each summary prospectus will have the following prospectus legend on the front page, which will appear in bold in a box:

Before you invest, you may want to review the Portfolio's Prospectus, which contains more information about the Portfolio and its risks. The Portfolio's Prospectus and Statement of Additional Information (the "SAI"), both dated April 30, 2010, are incorporated by reference into this Summary Prospectus. You can find the Portfolio's Prospectus, the SAI, and other information about the Portfolio online at www.calvert.com/variable. You can also get this information at no cost by calling 1-800-368-2745 or by sending an e-mail request to Prospectusrequest@calvert.com, or by asking a financial professional who offers shares of the Portfolio.

4 Fee Table and Fee Waiver. Each Portfolio will disclose in the fee table only contractual fee waivers that are in effect. In the "Example," the fee waiver is reflected for year one, as disclosed.

5. Governance and Risk Disclosure Rules. Each Portfolio will comply with recent governance and risk disclosure rules1 by including the required disclosure in the statement of additional information, which will be reflected in a post-effective amendment filed pursuant to Rule 485(b).

6. Investment in other investment companies. The Calvert VP Lifestyle Portfolios and Calvert VP Natural Resources Portfolio invest in other investment companies pursuant to the relief offered under Section 12(d)(1)(F) and Rule 12d1-3 of the 1940 Act. These Portfolios disclose all principal strategies and risks of the underlying investments that in the aggregate are expected to be the principal strategies and risks of the Portfolios.

Finally, on behalf of the Registrant and as an officer of Summit Mutual Funds, Inc., I acknowledge that:

  The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

  A Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any further comments or questions regarding this letter, please feel to contact me at 301-657-7045.

Sincerely,

/s/ Lancelot A. King

Lancelot A. King
Assistant Vice President, Assistant
Secretary and Associate General Counsel

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1   Proxy Disclosure Enhancements, SEC Rel. Nos. 33-9089; 34-61175; and IC-29092 (Dec. 16, 2009).